Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Second Quarter 2011
Financial Results

Jinjiang, Fujian Province, China, August 10, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

▪	Revenue was RMB 372.3 million (US$ 57.3 million), up 36.7% from the second quarter of 2010;

▪	Gross profit was RMB 113.4 million (US$ 17.5 million), up 33.7% from the second quarter of 2010;

▪	Gross profit margin was 30.5%, down 69 basis points from the second quarter of 2010;

▪	Net profit was RMB 72.4 million (US$ 11.1 million), up 28.1% from the second quarter of 2010;

▪	On a quarter-to-quarter sequential basis, revenue was up 20.9%, gross profit was up 19.0% and net profit was up 34.1%.

▪
Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 74.8 million (US$ 11.5 million), up 32.4% from RMB 56.5 million (US$ 8.3 million) in the second quarter of 2010;

▪	Earnings per fully diluted share were RMB 3.97 (US$ 0.61).

“We are pleased to report continued robust operating and financial results for the second quarter of 2011, evidence of a strengthening in the Company’s competitive positioning due to its strategic plan to expand our production capacity,” said Mr. Jiadong Huang, CEO of China Ceramics. “By the end of 2011, the expansion of our Hengda and Hengdali facilities to accommodate an annual production of 72 million square meters of ceramic tiles will solidify our market position and provide for additional margin improvement. The designation of Jinjiang Hengda Ceramics Co., Ltd., a subsidiary of the Company, as one of China’s 500 Most Valuable Brands by the World Brand Laboratory and the naming of the Company as a preferential provider of building materials for affordable housing by the China Building Materials Circulation Association during the second quarter are further testimony to the continued prominence of our name brand in China. ”

Second Quarter 2011 Results

Revenue for the second quarter ended June 30, 2011 was RMB 372.3 million (US$ 57.3 million), up 36.7% from RMB 272.3 million (US$ 39.8 million) for the second quarter ended June 30, 2010. The year-over-year increase in revenue was primarily driven by a 29.2% increase in the sales volume of ceramic tiles to 13.7 million square meters in the second quarter of 2011 from 10.6 million square meters in the second quarter of 2010. We were able to increase our volume due to increased production capacity at both the Jinjiang Plant (“Hengda”) and the Gaoan Plant (“Hengdali”), both of which operated at full capacity during the quarter. Hengda also raised the selling price of its porcelain tile by 5% in February 2011, which led to RMB 7.8 million (US$ 1.2 million) of the increase in revenue.

Gross profit for the second quarter ended June 30, 2011 was RMB 113.4 million (US$ 17.5 million), up 33.7% from RMB 84.8 million (US$ 12.4 million) for the second quarter ended June 30, 2010. The year-over-year increase in gross profit was mostly driven by the higher sales volume in the most recent quarter. Gross profit margin was 30.5% compared to 31.1% for the same period in 2010, and the slight decrease of gross profit margin was due to the effect of increased material cost and labor cost.

Selling and distribution expenses were RMB 3.1 million (US$ 0.5 million), or 0.8% of sales, compared to RMB 1.5 million (US$ 0.2 million), or 0.6% of sales, in the second quarter of 2010. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 0.4 million (US$ 0.07 million) and advertising expenses of RMB 0.7 million (US$ 0.1 million) for promotion of our products.

Administrative expenses for the second quarter ended June 30, 2011 were RMB 9.6 million (US$ 1.5 million), up 60.0% from RMB 6.0 million (US$ 0.9 million) in the second quarter of 2010. The year-over-year increase in administrative expenses was primarily due to RMB 2.4 million (US$ 0.4 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which was designed to retain directors and senior management. It is expected that additional non-cash share-based compensation expenses of approximately RMB 11.9 million (US$ 1.8 million) will be incurred from July 2011 to January 2014.

Profit before taxation for the second quarter ended June 30, 2011 was RMB 97.9 million (US$ 15.1 million), up 28.6% from RMB 76.1 million (US$ 11.1 million) in the second quarter of 2010. The year-over-year increase in profit from operations was the result of higher revenue although offset by higher selling and administrative expenses.

Net profit for the second quarter ended June 30, 2011 was RMB 72.4 million (US$ 11.1 million), up 28.1% from RMB 56.5 million (US$ 8.3 million) in the same period of 2010. The year-over-year increase in net profit was the result of higher revenue, but offset by higher selling and administrative expenses.

Earnings per fully diluted share were RMB 3.97 (US$ 0.61) for the second quarter ended June 30, 2011, down 28.5% from RMB 5.55 (US$ 0.81) over the same period in 2010. Earnings per fully diluted share in the second quarter of 2011 were computed using 18.3 million shares while net earnings per fully diluted share in the second quarter of 2010 were computed using 10.2 million shares.
Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 100.3 million (US$ 15.4 million) in the second quarter ended June 30, 2011, up 31.8% from RMB 76.1 million (US$ 11.1 million) in 2010 (for which period there was no non-GAAP adjustment).
Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 74.8 million (US$ 11.5 million) in the second quarter ended June 30, 2011, an increase of 32.4% from RMB 56.5 million (US$ 8.3 million) in the second quarter of 2010 (for which period there was no non-GAAP adjustment).
Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 4.10 (US$ 0.63) in the second quarter ended June 30, 2011, down 26.1% from RMB 5.55 (US$ 0.81) in the same period of 2010 (for which period there was no non-GAAP adjustment).

Six Months 2011 Results

Revenue for the six months ended June 30, 2011 increased by 35.7% to RMB 680.2 million (US$ 104.1 million) compared to the six months ended June 30, 2010. Gross profit was RMB 208.7 million (US$ 32.0 million), up 35.4% from RMB154.1 million (US$ 22.5 million) in the six months ended June 30, 2010. Gross margin was 30.7% compared to 30.7% in the same period of 2010. Selling expenses were RMB 5.6 million (US$ 0.9 million), compared to RMB 3.0 million (US$ 0.4 million) in the same period of 2010. Administrative expenses were RMB 25.2 million (US$ 3.9 million), compared to RMB 11.8 million (US$ 1.7 million) for the same period of 2010. Net profit for the six months ended June 30, 2011 was RMB 126.4 million (US$ 19.4 million), up 24.3% from the same period of 2010. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 135.9 million (US$ 20.8 million) for the six months ended June 30, 2011, an increase of 33.6% from RMB 101.7 million (US$ 14.9 million) in the same period of 2010 (for which period there was no non-GAAP adjustment). Earnings per fully diluted share were RMB 6.93 (US$ 1.06) for the six months 2011 and RMB 7.45 (US$ 1.14) on a non-GAAP basis, down from RMB 10.01 (US$ 1.46) in the same period of 2010. Earnings per fully diluted share for the first half of 2011 were computed using 18.3 million shares while net earnings per fully diluted share for the first half of 2010 were computed using 10.2 million shares.

Second Quarter 2011 Statements of Selected Financial Position Items

▪
Cash and bank balances were RMB 51.6 million (US$ 8.0 million) as of June 30, 2011, compared with RMB 263.5 million (US$ 39.9 million) as of December 31, 2010. The decrease in cash and bank balances was attributed to the purchase of new kilns and production lines to replace older manufacturing equipment at Hengda as well as the continuation of its Phase II construction at Hengdali during the first half year of 2011.

▪
Inventory turnover was 83 days as of June 30, 2011 compared with 73 days as of December 31, 2010. The increase in inventory turnover was because the Company increased its inventory to meet the backlog of orders expected to be shipped in the third quarter of 2011, which is usually the peak season of the year. Also, since the prices of raw materials have been increasing, the Company has stored up raw materials for production in the second half of 2011.

▪
Trade receivables turnover was 95 days as of June 30, 2011 compared with 95 days as of December 31, 2010. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 81 days as of June 30, 2011 compared with 81 days as of December 31, 2010. The trade receivables turnover was flat with the quarter ended December 31, 2010, due to the tight management control over trade receivables collection.

▪
Trade payables turnover was 81 days as of June 30, 2011 compared with 76 days as of December 31, 2010. The increase in the trade payables turnover resulted from an increase in the purchase of raw materials in preparation for the second half of 2011.

▪
Bank borrowings (including both short-term borrowings and long-term borrowings) were RMB 137.0 million (US$ 21.2 million) as of June 30, 2011 compared to RMB 97.0 million (US$ 14.7 million) as of December 31, 2010. The increase in the bank borrowing was to support the working capital and provide a better cash cushion for the capital expenditures requirement.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 2.1 million (US$ 0.3 million) for the quarter ended June 30, 2011, compared to RMB 32.4 million (US$ 4.7 million) of cash flow generated from operating activities in the same period in 2010. The year-over-year decrease of RMB 30.3 million (US$ 4.4 million) was mainly due to the increase in inventory purchases and the change in the Company’s method of settling sales rebates with its distributors. Since the prices of raw materials have been increasing, the Company has stored up raw materials for production in the second half of 2011, resulting in an additional cash outflow of RMB 9.2 million (US$ 1.4 million) in the second quarter of 2011. Furthermore, the cash from operations was reduced due to a change in settling rebates to its distributors. The Company now issues rebates at time of sale. Historically, the Company had issued rebates at time of collection of accounts receivable. This change of deducting the sales rebates directly from the accounts receivable as opposed to collecting the full amount and later remitting the sales rebates, caused a decrease in cash flow of approximately RMB 23.1 million (US$ 3.6 million) in the second quarter of 2011 compared to the same quarter in 2010.

Cash flow used in investing activities in the quarter ended June 30, 2011 was RMB 75.3 million (US$ 11.7 million), compared to RMB 104.2 million (US$ 15.2 million) of cash flow used in investing activities in the same period of 2010. The decrease was mainly due to a decrease in the acquisition of property, plant and equipment. The capital expenditures related to Hengdali facility was nil for the quarter ended June 30, 2011, as compared to RMB 73.3 million (US$ 10.7 million) in the same period of 2010 due to expenditures for facility expansion. The company had paid RMB 129.1 million ($19.6 million) related to the Hengdali facility in the first quarter of 2011, and the final payment will be made upon completion of the facility.

Cash flow generated from financing activities was RMB 40.0 million (US$ 6.1 million) obtained from bank borrowings for the quarter ended June 30, 2011, as compared to RMB 7.9 million (US$ 1.2 million) in the same period of 2010.

Recent Developments

During the quarter, the Company’s subsidiary, Jinjiang Hengda Ceramics Co., Ltd., was designated one of China’s 500 Most Valuable Brands by the World Brand Laboratory.

Business Outlook

The Company’s backlog of orders for delivery in the third quarter of 2011 is approximately RMB 400.2 million (US$ 61.9 million), representing a year-over-year growth rate of 36.1% compared to the third quarter of 2010. The Company estimates that its sales volume of ceramic tiles in the third quarter of 2011 will be approximately 14.6 million square meters.

Plant Expansion and Capital Expenditures Update

For the second quarter ended June 30, 2011, total capital expenditures for the Company were approximately RMB 80.2 million (US$ 12.4 million), which related to the Hengda facility. For the six months ended June 30, 2011, total capital expenditures for the Company were approximately RMB 244.5 million (US$ 37.4 million). Of this amount, approximately RMB 129.1 million (US$ 19.6 million) related to the Hengdali facility and RMB 115.4 million (US$ 17.8 million) related to Hengda facility. Total capital expenditures for the fiscal year 2011 are planned to be an estimated RMB 370 million (US$ 57 million).

After the completion of the improvements at Hengda and the completion of Phase II at Hengdali by the end of 2011, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters. This is expected to be composed of 42 million square meters of total capacity from the Hengda facility and 30 million square meters of total capacity from the Hengdali facility. The current total capacity is 32 million square meters from Hengda and 10 million square meters from Hengdali.

The Company believes that its current cash balances, combined with its expected future cash flow from operations and its borrowing capacity will be sufficient to meet the remaining capital expenditure requirements of the production capacity expansion associated with the Hengda and Hengdali facilities.

Conference Call Information

The Company will host a conference call at 8:00 am EDT on Wednesday, August 10, 2011. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 88040330. A replay of the conference call will be available for 14 days starting from 10:00 am ET on Wednesday, August 10, 2011. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 88040330 for the replay.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at June 30, 2011	As at December 31, 2010
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	740,271	459,161
Land use rights	31,601	31,936
Goodwill	3,735	3,735
	775,607	494,832

Current assets
Inventories	255,539	177,217
Trade receivables	435,618	282,976
Prepayments and other receivables	18,706	8,907
Cash and bank balances	51,646	263,495
	761,509	732,595

Current liabilities
Trade payables	246,011	178,382
Accrued liabilities and other payables	107,681	46,108
Interest-bearing bank borrowings	112,000	72,000
Income tax payable	27,276	22,576
	492,968	319,066
Non-current liabilities
Long term borrowings	25,000	25,000
Deferred tax liabilities	1,104	1,122
	26,104	26,122

Net current assets	268,541	413,529

Net assets	1,018,044	882,239

EQUITY
Total shareholders’ equity	1,018,044	882,239

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2011	2011	2010	2011	2010

Revenue	372,323	307,865	272,304	680,188	501,413
Cost of Sales	(258,894)	(212,554)	(187,474)	(471,448)	(347,299)
Gross profit	113,429	95,311	84,830	208,740	154,114
Selling and distribution expenses	(3,062)	(2,534)	(1,513)	(5,596)	(2,994)
Administrative expenses	(9,570)	(15,620)	(5,976)	(25,190)	(11,758)
Finance costs	(2,297)	(1,873)	(1,478)	(4,170)	(2,974)
Other income	94	276	257	370	272
Other expenses	(740)	(692)	-	(1,432)	-
Profit before taxation	97,854	74,868	76,120	172,722	136,660
Income tax expense	(25,445)	(20,857)	(19,659)	(46,302)	(34,949)
Net Profit for the period	72,409	54,011	56,461	126,420	101,711
Attributable to: Shareholders of the Company
EPS-Basic	3.97	2.96	5.55	6.93	10.01
EPS-Diluted	3.97	2.96	5.55	6.93	10.01
Shares used in calculating basic EPS
Basic	18,254,002	18,254,002	10,164,298	18,254,002	10,164,298
Diluted	18,254,002	18,254,002	10,164,298	18,254,002	10,164,298

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2011	2011	2010	2011	2010

Sales volume (square meters)	13,734,874	11,429,245	10,631,009	25,164,119	19,429,316
Average Selling Price (in RMB/square meter)	27.1	26.9	25.6	27.0	25.8
Average Selling Price (in USD/square meter)	4.2	4.1	3.7	4.1	3.8

About Non-GAAP Financial Measures
In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the second quarter of 2011, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all excluding the share-based compensation expenses from their comparable GAAP measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended June 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	97,854	2,407	100,261	15,055	375	15,430
Net profit	72,409	2,407	74,816	11,139	375	11,514
EPS-Basic	3.97		4.10	0.61		0.63
EPS-Diluted	3.97		4.10	0.61		0.63

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Six months ended June 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	172,722	9,518	182,240	26,444	1,457	27,901
Net profit	126,420	9,518	135,938	19,355	1,457	20,812
EPS-Basic	6.93		7.45	1.06		1.14
EPS-Diluted	6.93		7.45	1.06		1.14

(1) Share-based compensation.

* There were no similar Non-GAAP adjustments for the second quarter ended June 30, 2010 and the six months ended June 30, 2010. Therefore, there was no reconciliation between the GAAP financial measures and the Non-GAAP financial measures for these two periods.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2011	2011	2010	2011	2010

Cash flows from operating activities
Profit before taxation	97,854	74,868	76,120	172,722	136,660
Adjustments for
Amortization of land use rights	168	167	167	335	333
Depreciation of property, plant and equipment	11,309	8,818	6,911	20,127	13,485
Lose/(gain) on disposal of property, plant and equipment	739	103	(138)	842	(138)
Share-based compensation	2,407	7,111	-	9,518	-
Finance costs	2,297	1,873	1,541	4,170	2,974
Interest income	(113)	(222)	(126)	(335)	(231)
Operating profit before working capital changes	114,661	92,718	84,475	207,379	153,083
Increase in inventories	(41,697)	(36,625)	(8,503)	(78,322)	(26,717)
Increase in trade receivables	(94,909)	(57,733)	(54,634)	(152,642)	(67,280)
(Increase)/decrease in other receivables and prepayments	(1,025)	(8,774)	4,232	(9,799)	2,540
Increase in trade payables	39,630	27,999	15,671	67,629	31,967
Increase/(decrease) in accrued liabilities and other payables	4,465	(6,016)	7,339	(1,551)	(12,412)
Cash generated from operations	21,125	11,569	48,580	32,694	81,181
Interest paid	(2,297)	(1,873)	(1,541)	(4,170)	(2,974)
Income tax paid	(16,718)	(24,902)	(14,628)	(41,620)	(31,133)

Net cash generated from/(used in) operating activities	2,110	(15,206)	32,411	(13,096)	47,074

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	4,801	708	1,774	5,509	1,774
Acquisition of property, plant and equipment	(80,223)	(164,241)	(106,067)	(244,464)	(106,293)
Interest received	113	222	126	335	231
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(36,311)

Net cash used in investing activities	(75,309)	(163,311)	(104,167)	(238,620)	(140,599)

Cash flows from financing activities
Bank borrowings obtained	71,200	-	28,900	71,200	36,900
Repayment of short-term loans	(31,200)	-	(14,200)	(31,200)	(18,700)
Purchase of warrants	-	-	(6,803)	-	(6,803)

Net cash generated from financing activities	40,000	-	7,897	40,000	11,397

Net decrease in cash and cash equivalents	(33,199)	(178,517)	(63,859)	(211,716)	(82,128)
Cash and cash equivalents, beginning of period	84,923	263,495	131,860	263,495	150,121
Effect of foreign exchange rate differences	(78)	(55)	(15)	(133)	(7)

Cash and cash equivalents, end of period	51,646	84,923	67,986	51,646	67,986

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at June 30, 2011	As at December 31, 2010

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	114,531	69,570
Land use rights	4,889	4,839
Goodwill	578	566
	119,998	74,975

Current assets
Inventories	39,536	26,851
Trade receivables	67,397	42,875
Prepayments and other receivables	2,895	1,350
Cash and bank balances	7,990	39,923
	117,818	110,999

Current liabilities
Trade payables	38,062	27,028
Accrued liabilities and other payables	16,659	6,986
Interest-bearing bank borrowings	17,328	10,909
Income tax payable	4,220	3,421
	76,269	48,344
Non-current liabilities
Long term borrowings	3,868	3,788
Deferred tax liabilities	171	170
	4,039	3,958

Net current assets	41,549	62,655

Net assets	157,508	133,672

EQUITY
Total shareholders’ equity	157,508	133,672

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2011	2011	2010	2011	2010

Revenue	57,306	46,830	39,847	104,136	73,362
Cost of Sales	(39,846)	(32,332)	(27,435)	(72,178)	(50,814)
Gross profit	17,460	14,498	12,412	31,958	22,548
Selling and distribution expenses	(472)	(385)	(222)	(857)	(438)
Administrative expenses	(1,481)	(2,376)	(874)	(3,857)	(1,720)
Finance costs	(353)	(285)	(216)	(638)	(435)
Other income	15	42	38	57	40
Other expenses	(114)	(105)	-	(219)	-
Profit before taxation	15,055	11,389	11,138	26,444	19,995
Income tax expense	(3,916)	(3,173)	(2,876)	(7,089)	(5,113)
Net Profit for the period	11,139	8,216	8,262	19,355	14,882
Attributable to: Shareholders of the Company
EPS-Basic	0.61	0.45	0.81	1.06	1.46
EPS-Diluted	0.61	0.45	0.81	1.06	1.46
Shares used in calculating basic EPS
Basic	18,254,002	18,254,002	10,164,298	18,254,002	10,164,298
Diluted	18,254,002	18,254,002	10,164,298	18,254,002	10,164,298

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2011	2011	2010	2011	2010

Cash flows from operating activities
Profit before taxation	15,055	11,389	11,138	26,444	19,995
Adjustments for
Amortization of land use rights	26	25	25	51	49
Depreciation of property, plant and equipment	1,740	1,341	1,011	3,081	1,973
Lose/(gain) on disposal of property, plant and equipment	113	16	(20)	129	(20)
Share-based compensation	375	1,082	-	1,457	-
Finance costs	353	285	225	638	435
Interest income	(17)	(34)	(19)	(51)	(34)
Operating profit before working capital changes	17,645	14,104	12,360	31,749	22,398
Increase in inventories	(6,420)	(5,571)	(1,245)	(11,991)	(3,909)
Increase in trade receivables	(14,587)	(8,782)	(7,994)	(23,369)	(9,844)
(Increase)/decrease in other receivables and prepayments	(165)	(1,335)	620	(1,500)	372
Increase in trade payables	6,095	4,259	2,293	10,354	4,677
Increase/(decrease) in accrued liabilities and other payables	678	(915)	1,073	(237)	(1,816)
Cash generated from operations	3,246	1,760	7,107	5,006	11,878
Interest paid	(353)	(285)	(225)	(638)	(435)
Income tax paid	(2,584)	(3,788)	(2,141)	(6,372)	(4,555)

Net cash generated from/(used in) operating activities	309	(2,313)	4,741	(2,004)	6,888

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	735	108	260	843	260
Acquisition of property, plant and equipment	(12,444)	(24,983)	(15,519)	(37,427)	(15,552)
Interest received	17	34	19	51	34
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(5,318)

Net cash used in investing activities	(11,692)	(24,841)	(15,240)	(36,533)	(20,576)

Cash flows from financing activities
Bank borrowings obtained	(10,901)	-	4,229	10,901	5,399
Repayment of short-term loans	(4,777)	-	(2,078)	(4,777)	(2,736)
Purchase of warrants	-	-	(996)	-	(996)

Net cash generated from financing activities	6,124	-	1,155	6,124	1,667

Net decrease in cash and cash equivalents	(5,259)	(27,154)	(9,344)	(32,413)	(12,021)
Cash and cash equivalents, beginning of period	12,969	39,923	19,289	39,923	21,957
Effect of foreign exchange rate differences	280	200	40	480	49

Cash and cash equivalents, end of period	7,990	12,969	9,985	7,990	9,985

Source: China Ceramics Co., Ltd.

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